EXHIBIT 23.3
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS
     The firm of Miller and Lents, Ltd. hereby consents to the incorporation by reference from the prospectus of Encore Energy Partners LP as filed with the Securities and Exchange Commission on September 12, 2007 of the use of its name and to the reference to the following reports in this Registration Statement on Form S-8: (1) report dated March 30, 2007, as amended on August 9, 2007, regarding estimated proved reserves and future net revenues attributable to Encore Acquisition Company and Encore Energy Partners LP’s net interests in certain oil and gas properties located in the Big Horn Basin and Permian Basin and (2) report dated January 15, 2007 regarding estimated proved reserves and future net revenues attributable to Encore Acquisition Company.

MILLER AND LENTS, LTD.
By:	/s/ Carl D. Richard
Carl D. Richard
Senior Vice President

Houston, Texas
October 29, 2007